February 28, 2020

Liangjian Peng
Chief Executive Officer
Hypertension Diagnostics, Inc.
550 Highway 7 East, Unit 316
Minneapolis, MN 55402

       Re: Hypertension Diagnostics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed September 18, 2019
           File No. 000-24635

Dear Mr. Peng:

        Consistent with our obligations under the federal securities laws, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences